May 5, 2010

Via EDGAR

Ethan Horowitz

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Horowitz:

Re:

Midex Gold Corp. (the “Company”)

Item 4.02 Form 8-K/A

Filed April 19, 2010

File No. 333-150784

We are counsel for the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response.

Form 8-K/A Filed April 19, 2010

1.

We note your response to our prior comment two and the related revisions to your filing.  Your revised disclosure does not provide a clear explanation that would enable an investor to understand the accounting error identified in your prior filing.  Please revise to provide a detailed discussion of the nature and cause of this accounting error.  Refer to Item 4.02 of Form 8-K.

ANSWER:  The following disclosure has been added:

“The errors relate to a determination that Management made to previously issued financial statements related to a certain Stock Transfer Fees, Legal Fees and Fees for the Review of Financial Statements which were not recorded on previously issued financial statements.”

2.       We note your response to our prior comment three and the related revisions to your filing.  As your revised disclosure did not adequately address our prior comment, it will be partially re-issued.  In regard to the error in your September 30, 2009 financial statements, please revise to provide a brief description of the information provided by your independent accountant.  Refer to Item 4.02(b)(3) of Form 8-K.

ANSWER:  The only information provided to the Company by its independent accountant was that the Company’s financial statements for the quarter ended September 30, 2009, included in the Company’s Form 10-Q that was filed on November 24, 2009 contained material accounting errors, and as such, this information has been disclosed.

3.       In connection with the preceding comments, please file an updated letter from your independent accountant address to the Commission stating whether they agree with the statements made in our amended filing.  Refer to Item 4.02(c) of Form 8-K.

ANSWER:  An updated letter from the Company’s independent accountant has been included in the amended filing.

4.       Please provide a written statement from the company acknowledging that 1) the company is responsible for the adequacy and accuracy of the disclosure in the filing, 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and 3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States..

              ANSWER:  A written statement has been included as Schedule “A” to this letter.

Please contact the writer if you have any further questions.

Yours truly,

DEAN LAW CORP.

Per: /s/ Faiyaz Dean

Faiyaz A. Dean

Attorney-at-Law

SCHEDULE “A”

May 5, 2010

Via EDGAR

Ethan Horowitz

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Horowitz:

Re:

Midex Gold Corp. (the “Company”)

Item 4.02 Form 8-K/A

Filed April 19, 2010

File No. 333-150784

I am President of the Company and write this letter on behalf of the Company.  I wish to represent to you that:

1.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you require further information.

Regards,

Midex Gold Corp.

Per:  /s/ Morgan Magella

Morgan Magella

President & C.E.O.